Exhibit 99.2

Annual Information Form

For the year ended March 31, 2006

Issued June 23, 2006

Table of Contents

1.0  PRELIMINARY INFORMATION

1.1  Financial Statements

1.2  Currency

1.3  Disclosure Regarding Forward-Looking Statements

1.4  National Instrument 43-101 – Standards of Disclosure for Mineral Projects

2.0  CORPORATE STRUCTURE

2.1  Corporate Reorganization

3.0  BUSINESS OF THE CORPORATION

3.1  Three Year History

3.2  Risk Factors and Governmental Regulation

3.3  Exploration and Mining Standards

4.0 DESCRIPTION OF MINERAL PROPERTIES

4.1  Ixhuatán Project, Mexico

4.2  Loma el  Mate Project, Dominican Republic

4.3  Ampliación Pueblo Viejo Project, Dominican Republic

5.0  DIVIDENDS

6.0  CAPITAL STRUCTURE

6.1  Common Shares

6.2  Preferred Shares

7.0  MARKET FOR SECURITIES

8.0  DIRECTORS AND OFFICERS

9.0  TRANSFER AGENT AND REGISTRAR

10.0 ADDITIONAL INFORMATION

3 3 3 3 3 4 4 5 5 7 8 8 8 14 16 20 20 20 20 21 21 23 23

Linear Gold Corp

Annual Information Form

1.0

PRELIMINARY INFORMATION

In this Annual Information Form (the “AIF”), Linear Gold Corp., together with its subsidiaries, as the context requires, is referred to as “Linear” or the "Company". All information contained herein is as at June 23, 2006, unless otherwise stated.

1.1  Financial Statements

This AIF should be read in conjunction with the Company's consolidated financial statements and management's discussion and analysis for the 12 months ended March 31, 2006. The financial statements and management's discussion and analysis are available at www.lineargoldcorp.com and under the Company's profile on the SEDAR website at www.sedar.com. All financial statements are prepared in accordance with Canadian generally accepted accounting principals.

1.2  Currency

All sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified.

1.3  Disclosure Regarding Forward-Looking Statements

Certain of the statements that are not historical facts contained in this AIF (and the other disclosure documentation of Linear such as its annual and quarterly reporting to shareholders) are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under “Business of the Company – Risk Factors and Governmental Regulation” herein and include unanticipated and/or unusual events. Most of such factors are beyond Linear’s ability to control or predict.

Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Linear disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

1.4  National Instrument 43-101 – Standards of Disclosure for Mineral Projects

National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) issued by the Canadian Securities Administrators (the “CSA”) requires, among other things, that issuers ensure that all written disclosure of a scientific or technical nature, other than a news release, concerning a mineral project on a property material to the issuer identifies and discloses the relationship to the issuer of the qualified person who prepared or supervised the preparation of the technical report or other information that forms the basis for the written disclosure. A “qualified person” for purposes of NI 43-101 means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation and/or mineral project assessment, has experience relevant to the subject matter of the disclosure and is a member in good standing of a specified professional association.

Linear Gold Corp

Annual Information Form

2.0  CORPORATE STRUCTURE

Linear Gold Corp. was formed on January 31, 1989 as H.L. International Inc. by Certificate of Amalgamation pursuant to the provisions of the Business Corporations Act (Alberta) by the amalgamation of H.L. International Inc. and Nik Capital Corporation. By articles of amendment dated May 3, 1989, the issued and outstanding common shares of the Corporation were consolidated on the basis of three old shares for one new share.  By articles of amendment dated February 13, 1996, the Corporation changed its name to Maple Mark International Inc.  The Corporation consolidated the outstanding common shares on the basis of ten old shares for one new share and changed its name to Linear Resources Inc. pursuant to articles of amendment dated October 6, 1999.  The Company changed its name to Linear Gold Corp. pursuant to articles of amendment dated November 24, 2003 and the Company was continued under the Canada Business Corporations Act on November 10, 2004.

The following chart describes the intercorporate relationships amongst Linear and its material subsidiaries as of March 31, 2006 (and prior to the Corporate Reorganization described in Section 2.1 of this AIF), including the percentage of voting securities of the subsidiary owned by Linear and the jurisdiction of the subsidiary:

Linear’s head and registered office is located at Suite 502, 2000 Barrington Street, Halifax, Nova Scotia, B3J 3K1 (telephone: (902) 422-1421; fax: (902) 491-4281; Email: info@lineargoldcorp.com; website: www.lineargoldcorp.com)

2.1  Corporate Reorganization

The Company has announced the reorganization and planned distribution of Linear Metals Corporation (“Linear Metals”), a 100%-owned subsidiary of the Company, as a dividend-in-kind to the Company’s shareholders of record as of June 26, 2006.  In connection with the reorganization, the Cobre Grande, La Morena and Tierra Blanca properties, located in Mexico, were transferred to Linear Metals Corp. Mexico, S.A. de C.V. (“Linear Metals Mexico”), a wholly owned subsidiary of Linear Metals and the Seymour Lake and KM 61 properties, located in Canada, were transferred to Linear Metals.  The Company’s 100% interest in Linear Metals will be distributed to the Company’s shareholders of record on June 26, 2006 on the basis of eight units of Linear Metals for each ten shares of the Company.  Each unit of Linear Metals will consist of one common share and one-tenth warrant, with each full warrant entitling the holder to purchase one share of Linear Metals at $0.12 per share.

Linear Gold Corp

Annual Information Form

The reorganization will effectively result in two stand-alone entities with initially identical shareholder bases – one company focused on gold and the other primarily on copper-silver.  Linear Metals has appointed a Board of Directors consisting of four individuals, two of whom are independent of Linear Gold.   Management of Linear Gold will serve as interim officers of Linear Metals until a president is appointed by its board.

Following the distribution of Linear Metals, Linear will continue to hold ten gold exploration projects in Mexico and three gold exploration projects in the Dominican Republic.

The following chart describes the relationship amongst Linear and its material subsidiaries following completion of the Corporate Reorganization, including the percentage of voting securities of the subsidiary owned by Linear and the jurisdiction of the subsidiary:

3.0  BUSINESS OF THE CORPORATION

Linear is a mineral exploration company listed on the Toronto Stock Exchange.  The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The Company owns or controls, under option, an interest in 18 properties including 13 properties in Mexico, three properties in the Dominican Republic and two properties in Canada.  The Company’s Loma El Mate property in the Dominican Republic is subject to a 50% interest held by Everton Resources Inc. (“Everton”) and the Company’s KM 61 property in Canada and Tierra Blanca property in Mexico are subject to earn-in agreements by Falconbridge Limited. (“Falconbridge”) and Silver Dragon Resources Inc., respectively.

3.1  Three Year History

Prior to October 2003, the Company was focused exclusively on Exploration within Canada and its two key properties were the Seymour Lake tantalum and base-metal property in the Armstrong area of northwestern Ontario and the Reid gold property located in the Botwood Basin area of central Newfoundland.  During the year ended March 31, 2003, the Company’s exploration expenditures totaled $0.6 million of which 57% related to the Seymour Lake property and 33% related to the Reid property.

Linear Gold Corp

Annual Information Form

During August and November 2003, the Company entered agreements with Meridian Gold Inc, and Falconbridge (formerly Noranda Inc.) entitling them to earn controlling interests in the Reid and Seymour Lake properties respectively.

In October 2003, the Company completed the most significant acquisition in the Company’s history.  The Company acquired a portfolio of advanced mineral exploration concessions located in Central America, through the acquisition of Linear Gold Mexico, S.A. de C.V. (formerly M.I.M. Mexico, S.A. de C.V.) and Linear Gold Caribe, S.A. (formerly Minera Mount ISA Panama, S.A.) The acquisition included ten properties in the southern state of Chiapas, Mexico and three properties in the Dominican Republic.  The acquisition was completed at a total cost of $1,485,049.

In March 2004, the Company acquired an option to purchase the Cobre Grande property located in the state of Oaxaca, Mexico.  The terms of the option provide for annual payments over a five-year period starting at US$25,000 and totalling US$360,000.  The Company has also agreed to make annual payments of US$10,000 into a fund for the education of students in the local community.  If at the end of the five-year option period, the Company elects to purchase the property, the community will choose between a US$12 million buyout, or a 2% Net Smelter Return Royalty, or a 15% carried joint venture interest.

During the year ended March 31, 2004, the Company completed financings with net proceeds of $7.0 million.  The completion of the financings provided the Company with sufficient capital to significantly increase its level of exploration and corporate activity and advance its recently acquired portfolio of Central American properties.

Following the Central American properties acquisitions, the Company’s strategic and financial focus shifted to Mexico.   The Company executed a strategy of advancing its Canadian and Dominican Republic properties through joint ventures while it directed its resources to its advanced Mexican properties.   During the year ended March 31, 2004, the Company’s exploration expenditures totalled $1.4 million of which 42% related to the Reid property, 39% were related to properties located in Mexico and 11% were related to properties located in the Dominican Republic.  The expenditures incurred on the Reid property in Canada and the Dominican Republic properties were 100% funded by exploration partners’ contributions.

During January 2004, the Company initiated a drill program on the Ixhuatán Property, located in Chiapas Mexico that led to the discovery of the Campamento gold deposit during 2004.  As a result of the discovery, the Ixhuatán property has become the Company’s primary exploration focus.  During the year ended March 31, 2005, the Company incurred resource properties’ expenditures of $6.0 million, with approximately 79% of the total expended in Mexico, 20% in the Dominican Republic and 1% in Canada.  Within Mexico, 64% of the expenditures were incurred on the Ixhuatán Property, 20% on the Cobre Grande Property and the balance incurred over the Company’s 12 other Mexican properties.

During February 2005, the Company completed the most significant financing in the Company’s history, raising net proceeds of $23.3 million.  Following completion of this transaction, the Company was well financed to accelerate its exploration programs and advance its portfolio of properties with a primary focus on the Company’s flagship Ixhuatán Property.

During the year ended March 31, 2006, Linear continued to expand the depth of its corporate resources and infrastructure to support the advancement of the Ixhuatán Project and the systematic exploration of its portfolio of other properties.  The Company incurred resource property expenditures of $12.0 million during the year, of which 91% related to expenses incurred in Mexico and 9% to expenditures in the Dominican Republic.  In Mexico, 87% of the expenditures were incurred on the Ixhuatán Property, with the balance incurred over the Company’s 12 other properties within Mexico.

Linear Gold Corp

Annual Information Form

As described in Section 2.1 of this AIF, subsequent to the year ended March 31, 2006, the Company announced a Corporate Reorganization involving the transfer of the Seymour Lake and KM61 properties in Canada and the Cobre Grande, La Morena and Tierra Blanca properties in Mexico to Linear Metals and its subsidiary Linear Metals Mexico and the planned distribution of Linear Metals to the Company’s shareholders of record as of June 26, 2006.  Following completion of this transaction, the Company will continue to focus on the Ixhuatán Project while continuing to advance its portfolio of other properties in Mexico and the Dominican Republic.

3.2  Risk Factors and Governmental Regulation

Linear’s financial success will be dependent upon the extent to which it can discover mineralization on its existing properties and the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The emphasis of Linear’s resources over the past four years has been on the exploration of mineral properties in Mexico, which are more particularly described under “Description of Mineral Properties”.

Linear’s properties are in the early stages of exploration. Any development of these properties will only follow upon obtaining satisfactory exploration results and the scrutiny of technical and feasibility reports. The exploration for and development of mineral properties includes significant financial risks, which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an orebody may result in substantial rewards, few properties, which are explored, are ultimately developed into producing mines. Major expenses may be required to establish ore reserves by drilling, to construct mining and processing facilities at the site, to develop metallurgical processes and facilities and to extract metals from the ore and to obtain all requisite governmental permits and approvals.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but a combination of these factors may result in Linear not receiving an adequate return on invested capital. In addition, assuming the discovery of an economic orebody, depending on the type of mining operation involved, several years may elapse from the initial phase of drilling until commercial operations are commenced.

Linear’s revenues, if any, are expected to be in large part derived from the mining and sale of gold, copper, and silver or interests related thereto. The market price of gold, copper, and silver will be affected by a number of factors beyond the control of Linear including market fluctuations, technology, infrastructure, government regulations and environmental protection. The price of commodities such as gold, copper and silver have fluctuated widely, particularly in recent years, and is affected by numerous factors beyond Linear’s control including international economic and political trends, global or regional consumptive patterns, speculative activities and increased production due to new mine developments and improved mining, production and extraction methods. The effect of these factors on the price of gold, copper and silver and therefore the economic viability of Linear’s properties cannot be predicted.

Linear’s properties are currently under exploration and, as a result, Linear has no material source of funding other than its existing working capital or through the sale of additional shares in the Company. Linear has limited financial resources, beyond its existing working capital, and there is no assurance that additional funding will be available to allow Linear to explore its existing exploration properties and/or acquire new properties. Failure to obtain additional funding could result in delay or indefinite postponement of further exploration and the possible partial or total loss of Linear’s interest in certain properties.

The mining industry is intensely competitive in all of its phases, and Linear competes with many companies possessing greater financial resources and technical facilities than the Company. Competition in the mining business could adversely affect Linear’s ability to acquire suitable properties or prospects for mineral exploration in the future on terms it considers acceptable.

Linear Gold Corp

Annual Information Form

The mineral industry is subject to, among other things: 1) government regulations with respect to such matters as environmental protection, health, safety and labour; 2) mining law reform; 3) aboriginal land claims; and 4) expropriation of property in various jurisdictions. Environmental legislation in particular is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments for proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in these matters, if any, will not adversely affect Linear’s operations.

The Company undertakes exploration programs in countries other than Canada and is subject to currency fluctuations in those countries which may materially affect the financial position and results of the Company. The Company is subject to risks associated with the fluctuation of the rate of exchange of the Canadian dollar and the foreign currencies in which it operates and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

3.3

Exploration and Mining Standards

The Company conducts exploration activities with high standards under “Exploration Best Practices Guidelines” established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects and Companion Policy 43-101CP.

The Company’s exploration programs are planned and managed by “Qualified Persons” who ensure that QA/QC practices are consistent with National Instrument 43-101 and industry standards.

On all projects, diamond drill core that is chosen to be sampled by a Qualified Person is sawn and half the core is analyzed by standard fire assay with atomic absorption or gravimetric finish at an independent, registered commercial assay laboratory. Routine checks samples are analyzed at a second laboratory and a representative sample of the drill core is retained for future reference.

4.0 DESCRIPTION OF MINERAL PROPERTIES

The following is a description of the Company’s three most advanced mineral properties.  As of this date, the Ixhuatán Project is the Company’s primary asset and the most advanced project within its portfolio of properties.  A technical report on the Ixhuatán Project, as defined in National Instrument 43-101, was filed on SEDAR on January 13, 2006.   On June 14, 2006, the results of an independent resource calculation on Ixhuatán’s Campamento Deposit, compliant with National Instrument 43-101, were announced by the Company and a Technical Report will be filed on SEDAR by not later than July 14, 2006.

The Ampliación Pueblo Viejo and Loma el Mate Properties are less advanced and the Company has no immediate plans to complete technical reports on these properties until they are considered, by the Company, to be material.

4.1

Ixhuatán Project, Mexico

Property description and location

Linear owns 100% of the mineral rights on four contiguous exploration concessions covering 98,044 hectares covering the Ixhuatán Project in northern Chiapas State, Mexico. The majority of the surface rights to the Ixhuatán concessions are controlled by various ejidos (government created local farm communities) and private owners.  An agreement was signed with the local community holding surface rights to the Campamento Deposit as well as significant other surface lands within the company’s concession. The agreement grants access rights to drilling for a period of three years covering all areas within the terrain of the community. In addition, agreements have been reached with 19 additional surrounding communities granting access for exploration activities.

Linear Gold Corp

Annual Information Form

The Ixhuatán Project is located immediately southwest of the Santa Fe mine owned by Minera Frisco, in northern Chiapas, Mexico. The project is accessible by unimproved roads running five kilometres east of the town of Rayon, Chiapas. Rayon is situated two hours south of Villahermosa Tabasco, on an all season federal highway 195.  Access within the property is difficult and attained primarily through trails and small dirt roads. The area is one of dense tropical vegetation, covered by thick soils, rugged topography with incised rivers making travel difficult. Maximum elevation in the general area is 2,470 metres above sea level.

All required environmental permits for the project have been acquired and to date all the conditions of grant have been adhered to. Under terms of the environmental drilling permit any significant disruption to the land surface caused by drilling activities must be reclaimed.

History

The Ixhuatán property was acquired by Linear Gold Mexico, S.A. de C.V. (“Linear Gold Mexico”) in 2000, following completion of a stream sediment geochemical orientation study carried out in the northern part of Chiapas.  The study covered an area in the general proximity of the Santa Fe polymetallic deposits, a former gold, silver and copper producer.

The Santa Fe/La Victoria gold deposits are located to the immediate east-northeast of Linear’s Ixhuatán property. Property boundaries are common. Physiographically the area is underlain by the Chiapas Northern Range and Chiapas Highlands geological sub-provinces. The original discovery was made during the later stages of the nineteenth century and over the years Mexican, British and French mining companies have carried-out limited mining activity in the area. The Santa Fe deposits have been mined since the beginning of the 20th century. Since that time, the deposits have been in the hands of different companies, both foreign as well as domestic and although no historical production records exist it is assumed that the richest surface ore shoots were exploited. The La Victoria deposits were discovered more recently and past records obtained by MIM suggests exploitation from 1966 to 1970. Minera Corzo, S.A. commenced operations in 1966 but soon ceased as a result of the company’s poor economic situation.

Geological Setting

As defined by Consejo de Recursos Minerales of Mexico (“CRM”), the Ixhuatán -Santa Fe regional area is underlain by shallow dipping sedimentary rocks intruded by Tertiary granitoids of possible economic interest. Geologically, the Ixhuatán area is included within the Chiapas Fold and Fault Belt as defined by CRM. The Ixhuatán area reflects a gentle basinal structure, filled by well-bedded limestones, shales and sandstones which apparently have been domed up by the nearby Chichon volcano. Several areas of flat-lying andesitic tuffs and lahar material are also present.

Geological mapping by Linear personnel in the south-central portion of the property outlined an area of relatively flat-lying stratigraphy composed of andesitic porphyries, lahars, tuffs and breccias of Pliocene age overlying a sequence of Eocene-Pliocene aged carbonates, siltstones and sandstones. The stratigraphic package is intruded by Tertiary diorites and granodiorites. Mineralization appears to be related to a phase of hydrothermal alteration associated with one or more phases of the younger igneous activity.

Exploration

Linear Gold Mexico completed stream sediment and soil sampling programs which indicated a cluster of gold and copper anomalies associated with an intrusive trend of probable Pliocene age trending northeast-southwest through the region. Follow-up soil sampling identified seven separate anomaly areas in excess of 400metre x 400metre each of plus 100ppb gold. Each of the seven anomalies, named San Isidro, Central, Northern, Campamento, Western, Cerro La Mina and Buenos Aires have strong indications of epithermal, porphyry and skarn style alteration.

Linear Gold Corp

Annual Information Form

Drilling

Linear embarked on a drilling program beginning in early 2004. This program first focused on the San Isidro (holes IX-1-4,6), Buenos Aires (Hole IX-5), Cerro La Mina (Hole IX-7) and Central (Hole IX-8) anomalies before making the main gold discovery at the Campamento Zone with Hole IX-9.

The Campamento Zone is outlined on surface by high levels of gold in soils (100-9700ppb Au) over an area of 500 metres by 350 metres and is part of a larger plus 100 ppb Au in soils anomaly which extends for 1400 metres in strike length. Drilling to date indicates the mineralization appears to be associated with a broad, highly-fractured intersection of structures striking NW and NE and dipping sub-vertical. The highest grade gold mineralization is associated with fracture-controlled calcite + clay +/- quartz veins and with highly fractured zones. Mineralization has been traced for at least 400 metres along strike and up to 500 metres below surface. The mineralized structural intersection remains open to the NE, SE and SW.

492500 mE
492600 mE
908400 mN
908200 mN
IX-77
IX-100
IX-97
IX-102
IX-76
IX-16
IX-15, 84
IX-19
IX-88
IX-92, 93
IX-89, 91
IX-95, 96
IX-14
IX-51
IX-48
IX-55
IX-25, 71
IX-23
IX-78B
IX-12
IX-44
IX-09
IX-24
IX-21
IX-13
IX-11
IX-22, 38
IX-40
IX-79
IX-17
IX-47
IX-72
IX-81
IX-83
IX-20
IX-85
IX-27, 99
IX-69
IX-90b, 94
IX-41
IX-70B
IX-68
IX-46
IX-37, 39
IX-63
IX-82
IX-56
IX-86
IX-26, 45, 67
IX-62
IX-80
IX-28
IX-60
IX-98
IX-32, 34, 35
IX-101
IX-30
IX-74
IX-31, 36
IX-87
IX-59, 64, 66
IX-33
IX-29
IX-53
IX-18
IX-57
N
0
50
100
meters
Legend
andesitic agglomerate / pyroclastic breccia
andesitic tuff / flow
prophyry complex
Fracture zone projected to surface
Ore body (+1g/t) projected to surface
drill hole collar

All core samples have been split in half using a saw, hydraulic splitter or manually and samples are taken on continuous two metre intervals. Samples and embedded internal and commercial standards are shipped by air freight to ALS Chemex labs in Guadalajara, Mexico where gold is analyzed by 30 or 50 gram digestion Fire Assay-AA finish with samples greater than 10 grams per tone of gold by gravimetric finish. Silver and base metals are analyzed by Induction Coupled Plasma spectrometry (ICP). A number of check analyses have been performed both on pulps and bulk reject material from the drilling at both ALS Chemex and BSI Inspectorate Labs of Reno, Nevada. Review of assays from internal standards and check assays has verified the quality of the analytical results.

Mineral Resource and Mineral Reserves Estimates

In June 2006, a resource estimate on the Campamento Deposit was completed by Gary Giroux, P. Eng of Giroux consultants of Vancouver and is compliant with the requirements of National Instrument 43-101. The estimate is based on 94 diamond drill holes completed in the Campamento area by Linear Gold during the period May 2004-April 2006, and includes results through the upper part of drill hole IX-101.

Linear Gold Corp

Annual Information Form

A total of five gold assays were capped at 45 g Au/t before forming five metre composites.  The resource was estimated using ordinary kriging into blocks 10 x 10 x 5 metres in size.  Bulk density was established for each block by inverse distance squared interpolation. The results of the estimate are as follows, based on a series of different cut-off grades:

The Measured + Indicated results include the following:

Linear is proceeding with a scoping study on the Campamento Deposit in order to determine the economic viability of the resource.

Current Exploration Program

In addition to the Campamento Deposit, drilling has or will be undertaken on the Western, Cerro La Mina, Central, Northern (renamed the Caracol Discovery Zone), and Laguna Grande anomalies in order to determine the potential for other deposits within the project area.

Linear Gold Corp

Annual Information Form

Initial highlights of the program from the Caracol Zone are as follows:

Hole	From	To	Thickness (metres)	Gold grams per tonne	Silver grams per tonne	Copper %
IXNA-01	8.0	62.0	54.0	0.4	10.7	0.6
	140.0	154.0	14.0	3.2	36.0	2.9
	208.0	218.0	10.0	0.1	13.4	0.9

IXNA-02b	20.0	40.0	20.0	0.1	10.5	1.0
	69.5	95.5	26.0	1.2	25.5	1.5

IXNA-03	22.0	44.0	22.0	0.0	5.1	0.5
	85.2	103.0	17.8	0.2	14.0	0.6

IXNA-04	11.6	59.9	48.3	0.4	8.6	0.6
	100.5	177.6	77.1	1.0	13.4	1.0

IXNA-06	20.5	39.9	19.4	1.9	28.6	1.1

Initial highlights of the program from the Laguna Grande Zone are as follows:

Hole	From	To	Thickness (metres)	Gold grams per tonne	Silver grams per tonne
IX-103	170	246	76	0.7	10.6

IX-104	64	80	16	2.2	9.0
	120	122	2	25.3	14.4

Future Exploration and Development

Drilling will continue on each of the known anomalous zones in order to add more gold and silver resources to the project. A regional reconnaissance exploration program is also in progress on the remainder of the property which is designed to generate new drilling targets on the property.

4.2

Loma el Mate Project, Dominican Republic

Property description and location

The Company owns a 50% interest in the Loma El Mate Property.  The property is held as a mineral concession granted to Linear Gold Caribe in March 2002, subject to a 50% interest earned by Everton Resources Inc. during the fourth quarter of fiscal 2006.  At present, both Everton and Linear are funding their respective 50% interests in the property.

The Loma el Mate concession is directly adjacent to the east and south sides of the Pueblo Viejo gold mine now under evaluation by Barrick and Goldcorp.  The Pueblo Viejo gold mine has produced in excess of five million ounces of gold and 22 million ounces of silver and reportedly has an indicated resource in excess of 20 million ounces of gold remaining.  The Loma el Mate Concession is irregularly shaped and covers 5,775 hectares.

The concession can be reached from Santo Domingo by a 1.5 hour drive on good paved highways.

Linear Gold Corp

Annual Information Form

History

There are no records of previous exploration conducted on the Loma el Mate concession prior to its original acquisition by Linear Gold Caribe in 1997. The early work by Linear Gold Caribe included stream sediment sampling and purchase of regional magnetics from BHP Minerals and the government of the Dominican Republic in 1997-1999. A small soil sampling program was also undertaken by MIM in the La Cueva area during 1998. The concession was allowed to lapse in 2000 and reapplied for over a smaller area in late 2000. The new concession was granted in 2002 and the joint venture between Everton and Linear was established in late 2003.

Work during the Linear-Everton joint venture has focused on soil sampling and surface geopysics in the Arroyo Ceboruco and Arroy Herradura areas and the discovery of the Tres Bocas zone.

Geologic Setting

Geological mapping in the area indicates a similar relationship of the Cretaceous aged Los Ranchos Formation as is identified at eh Pueblo Viejo mine to the northwest. The Northwest trending Hatillo thrust complex passes through the western portion of the project. Much of the area is underlain by the Zambrano Member of the Los Ranchos Formation; however, the western portion where the Tres Bocas Discovery zone is located appears to be related to the Maimon Formation which serves host to a number of massive sulfide base metal deposits including the Cerro de Maimon deposit presently held by Globestar Mining Corp.

Exploration

In February 2005, reconnaissance rock sampling based on interpretation of the airborne geophysics identified anomalous gold and copper in the Tres Bocas zone. Soil sampling in this area indicated anomalous gold and copper values over a strike length of 900 metres in the extreme southwestern portion of the concession block. An Induced Polarization survey showed a strong chargeability anomaly parallel to the trend of the soil gold anomaly.

Drilling

A three-hole drilling program was undertaken in November 2005 to test these anomalies and identified encouraging values summarized as follows:

Hole	From	To	Thickness (metres)	Gold grams per tonne	Silver grams per tonne	Copper %
TBM-02	21.3	21.7	0.4	1.3	106.0	2.5

TBM-03	2	8	6.0	1.7	0.9	0.1

It was interpreted from the core that the massive sulfide observed in Hole TBM-02 was being displaced by a younger intrusive rock and that the intersection in Hole TBM-03 was the oxidized portion of the same horizon, which had partly been eroded away. A follow-up drill program was undertaken in April 2006 which identified a greater thickness of the massive sulfide horizon with results as follows:

Hole	From	To	Thickness (metres)	Gold grams per tonne	Silver grams per tonne	Copper %	Zinc %
TBM-07	20.2	30.8	10.6	3.0	104.9	2.5	9.4

TBM-12	42.7	47.2	4.5	1.4	120.0	0.8	8.1

Linear Gold Corp

Annual Information Form

In addition, the zone from 30.8 to 36.1 metres in hole TBM-07 had poor core recovery and was unable to determine if the zone of mineralization continued through this zone.

Mineral Resource and Mineral Reserves Estimates

As of this date, there have been no mineral resource or mineral reserve estimates for the project

Future Exploration and Development

Based on the encouraging results from the Tres Bocas discovery zone, a drill program is planned for July 2006 to offset mineralization identified in holes TBM-02, 03, 07 and 12. Additional surface geophysics may be warranted based on the drill results.

4.3

Ampliación Pueblo Viejo Project, Dominican Republic

Property description and location

The Ampliación Pueblo Viejo Project (“APV”) is a former fiscal reserve held through Linear Gold Caribe, S.A. (“Linear Gold Caribe”), a wholly-owned subsidiary of the Company, and located directly adjacent to the west and north sides of the Pueblo Viejo gold mine now under evaluation by Barrick and Goldcorp.  The Pueblo Viejo gold mine has produced in excess of 5 million ounces of gold and 22 million ounces of silver and reportedly has an indicated resource in excess of 20 million ounces of gold remaining.  The APV concession is irregularly shaped and is nearly 11 kilometres long by eight kilometres wide and covers 4,045 hectares.

The concession can be reached from Santo Domingo by a 1.5 hour drive on good paved highways.

The Company has satisfied its commitments to the government of the Dominican Republic pursuant to which it acquired the property by making payments totaling US$250,000.

In March 2004, the Company signed an earn-in option agreement with Placer Dome Exploration Inc. entitling them to earn an interest in the APV property (“Placer Agreement”).  During the year ended March 31, 2005, Placer carried out a soil sampling program, an induced polarization study and a six hole diamond drilling program, focused on areas to the west of the Pueblo Viejo Mine. In March 2005, the Company reacquired a 100% interest in the property following Placer’s termination of their exploration agreement.

History

The earliest systematic exploration of the modern era conducted on the APV Concession was carried out during 1981 when the mineral potential of the Lechoza Project within the APV Concession was recognized by Rosario Dominicana during their reconnaissance of the APV. Much of the data from that exploration program has been lost, but Linear Gold Caribe did discover drilling records that indicate Rosario drilled 62 very shallow holes on the property. Some of these holes intercepted high-grade gold, copper, and zinc mineralization.

Early in 2002, Linear Gold Caribe obtained the rights from the Dominican government to explore the Fiscal Reserve, APV. By law, the Fiscal Reserve status had prevented additional exploration of the ground by private companies since the 1960’s. On March 20th of 2003, the Fiscal Reserve status of the property was finally converted to a standard exploration concession, and Linear Gold Caribe was granted exclusive exploration rights.

Linear Gold Corp

Annual Information Form

Geologic Setting

Geological mapping has established that the ore deposits of the Pueblo Viejo district are hosted by one of the oldest and chemically most primitive island arcs in the Caribbean Basin. This Arc developed in conjunction with the emergence of the Greater Antilles Island Arc that is also exposed on the islands of Cuba (Zaza Volcanics), Jamaica (Devils Racecourse), Puerto Rico, and the Virgin Islands (Water Island Formation).

On a more detailed level the APV Concession lies within an East-West trending belt of Lower Cretaceous volcanic and sedimentary rocks assigned to the Los Ranchos Formation. The presence of mafic volcanic flows and flow breccias at the APV suggests that alteration and mineralization observed in parts of the project at least (the Lechoza Project area) may be hosted in either the Quita Sueno or Basal Cotui Member, although, definitive regional correlations are hampered by the broad reconnaissance scale mapping of the poorly exposed Los Ranchos volcanic belt.

Although previous workers, beginning with Bowin (1966), described volcanic rocks of the Los Ranchos Formation as spilites and keratophyres more recent geologists such as Cas and Wright (1995) and Nelson (2000) have followed the classification scheme of Streckeisen (1979) and consequently, the terms spilite and keratophyre are no longer used. The volcanic rocks of the Los Ranchos Formation are instead referred to as andesite and dacite, based on phenocryst assemblage and on the whole rock geochemistry of 26 samples collected by Kesler et al. (1991)

Volcanic rocks in the Pueblo Viejo district were spilitized by their interaction with seawater, were hydrothermally altered during volcanic dome emplacement, and were regionally metamorphosed. Based on chemical and petrographic analysis of spilitized volcanic assemblages it is likely that the original composition of the Los Ranchos Formation in the Pueblo Viejo district varied from basalt, through basaltic andesite, to andesite and dacite.

Dated igneous intrusions in the region are predominantly Cretaceous in age and compositionally consist of tonalite, monzonite, and granodiorite stocks.  Within the APV property, high-level andesitic to dacitic intrusive rocks are recognized, but the ages of these intrusive rocks are not known.

Ore deposits in the Pueblo Viejo district represent one of the world's largest gold-silver resources and consequently are of special interest to exploration geologists. The latest evidence (Nelson, 2000) suggests that gold mineralization in the Pueblo Viejo district is spatially and temporally related to a series of Early Cretaceous volcanic domes. Separate but overlapping hydrothermal cells, centered on the domes, together deposited more than 40 million oz. of gold, 240 million oz. of silver, 3 million tonnes of zinc, and 0.4 million tonnes of copper. A buried magma chamber must be inferred to feed the domes and to drive a series of hydrothermal cells that altered an area in excess of 40 km2. Field relations indicate hydrothermal cells responsible for gold mineralization are controlled by high-angle faults or thrusts. These same faults influenced the emplacement of volcanic domes, an essential step in the development of gold ore in the Pueblo Viejo district.

Exploration

The APV property includes the La Lechoza prospect where previous work by the government mining company, Rosario Dominicana, identified oxide gold mineralization from a program of shallow drilling, including 12 metres at 12.3 grams per tonne gold and 8 metres at 11.0 grams per tonne gold.  Follow-up work at La Lechoza by Linear Gold Caribe identified coincident soil gold and induced polarization chargeability anomalies associated with the surface mineralization, as well as a trench containing 154 metres at 1.6 grams per tonne gold and drill holes containing 10.5 metres at 3.4 grams per tonne gold and 16 metres at 2.9% copper.  Also, within the Ampliación Pueblo Viejo concession are the La Colorado target where induced polarization chargeability anomalies have been recognized to the west of Barrick and Goldcorp’s adjacent Pueblo Viejo Project, and other targets based on surface alteration and initial reconnaissance sampling.

Linear Gold Corp

Annual Information Form

During November 2003, the Company completed a trench and surface rock sampling program at the La Lechoza prospect on its APV concession in the Dominican Republic and obtained results indicating an extension of near-surface gold mineralization 450 metres southeast of previous drilling and trenching.

Geologic mapping, soil geochemistry, rock chip geochemistry and a dipole-dipole induced polarization survey at the La Lechoza prospect indicate an anomalous area of 600 metres by 800 metres, which remains open to the south and northwest.  Other targets also remain in other areas of the APV concession where gold mineralization has been identified with little or no follow-up exploration.

During the year ended March 31, 2005, under the terms of the Placer Agreement, the Company carried out a soil sampling program, an induced polarization study and a six hole diamond drilling program, focused on areas to the west of the Pueblo Viejo Mine.

Following termination of the Placer Agreement, Linear resumed work at APV and refocused on the La Lechoza area to the north of the Pueblo Viejo mine. Soil sampling and trenching by Linear has identified a significant gold bearing trend at La Lechoza, including trench results of 18 metres containing 11.3 grams per tonne of gold and 310.2 grams per tonne of silver.

Drilling

A drill program was undertaken in June 2005 and November 2005 to test for mineralization associated with the 2005 trenching program at La Lechoza. The highlight of the program was hole LE-08 which cut a zone of massive sulfide from 20 to 21 metres containing 5.7 grams per tonne gold and 10.3% copper. The zone was contained within a disseminated zone of 22 metres containing 0.3 grams per tonne gold and 1.0 % copper. A similar disseminated zone was also identified in Hole LE-07 from 16 to 34 metres containing 18 metres of 0.1 gram per tonne gold and 1.0% copper.

A downhole induced polarization survey was carried out and additional targets tested by drilling in the surrounding area in November 2005, however, no significant zones of mineralization were identified. The La Lechoza area remains open with significant zones of mineralization exposed at surface and through drilling which need additional exploration.

Linear Gold Caribe also completed a total of nine core drill holes at the Lechoza Project area from December of 2002 to May of 2003.  These drill holes were designed to identify the source of a high-grade gold-copper oxide occurrence hosted in Cretaceous age hydrothermal breccias that crosscut mafic volcanic rocks of the Los Ranchos.

Linear Gold Caribe’s drill program cut several important intersections of gold, silver, copper, and zinc mineralization.  Significant gold mineralization was cut within the oxide gossans, and a thick supergene copper interval was discovered that grades 2.85% Cu over 16 metres in Hole 4. High-grade zinc and silver intervals with lower-grade gold and copper were intersected within sulphide-rich hydrothermal breccias. The following table is a summary of gold, silver, copper, and zinc composite mineralization encountered during the 2002-2003 drill program:

Linear Gold Corp

Annual Information Form

Hole	From	To	Thickness	Au g/t	Ag g/t	%Cu	%Zn	Oxide / Sulphide	Comments
1	4.0	28.0	24.0	0.01	1.80	0.23	0.08	Oxide

2	3.5	14.0	10.5	1.04	2.50	0.08	0.05	Oxide	Gossan
2	14.0	42.0	28.0	0.19	3.30	0.38	0.31	Sulphide	Pyrite Chalcopyrite, minor chalcocite rimming chalcopyrite
Including	16.0	24.0	8.0	0.34	4.90	1.04	0.91	Sulphide

3a	12.8	21.3	8.5	1.52	7.40	0.08	0.03	Oxide	Gossan : Hole abandoned due to missing interval and re-drilled as LL-03b

3b	8.0	18.0	10.0	3.41	14.80	0.01	0.00	Oxide	Gossan
3b	26.0	38.0	12.0	0.24	1.40	0.50	0.19	Mixed	Supergene Cu/ Sulphide Au

4	8.0	18.0	10.0	1.10	4.20	0.26	0.02	Oxide	Gossan
4	22.0	38.0	16.0	0.02	0.30	2.85	0.11	Oxide	Supergene Cu Cuprite Chalcocite, Native Cu

5	114.0	118.0	4.0	0.19	1.40	0.02	0.15	Sulphide

6	8.0	12.0	4.0	0.00	30.30	0.01	0.01	Oxides	Overburden (?)

7	26.6	44.0	17.4	0.14	6.70	0.17	1.49	Sulphide	Sulphide matrix Breccia
Including	26.6	32.0	5.4	0.30	11.60	0.29	4.16	Sulphide

8	106.0	146.0	40.0	0.14	1.53	0.06	0.33	Sulphide	Pyrite, sphalerite, chalcopyrite in matrix of chloritic breccia
Including	106.0	124.0	18.0	0.24	2.10	0.08	0.51	Sulphide

The results from the drilling confirm oxide and supergene copper and gold grades identified during drilling by Rosario Dominicana in 1981. The results also indicate that the mineralization is related to a volcanogenic massive sulphide environment as shown by the thick zones of massive and bedded pyrite identified in drill hole 2. All of the zones of anomalous mineralization are observed in the oxide and mixed zones. The substantial copper grades are in the form of chalcocite, cuprite, native copper and some remnant chalcopyrite showing enrichment by supergene processes.

Linear Gold Corp

Annual Information Form

Mineral Resource and Mineral Reserves Estimates

As of this date, there have been no mineral resource or mineral reserve estimates for the project.

Future Exploration and Development

Work at present is concentrating on the silica ridge area in the southwestern portion of the concession where soil samples indicate values in excess of 1,000 ppb (1.0 gram per tonne) gold. A sampling and trenching program is in progress in advance of possible drilling.

5.0  DIVIDENDS

The Company has not paid cash dividends on its common shares and the Company does not anticipate paying any cash dividends until its financial position and earnings so permit.  For the foreseeable future, Linear’s cash resources will be used to evaluate existing properties, acquire new properties and fund ongoing activities.

Although the Company has not paid cash dividends on its common shares, the Company completed a reorganization and distribution of its wholly owned subsidiary, Linear Metals Corp. (“Linear Metals”), as a dividend-in-kind to shareholders of record on June 26, 2006.  The dividend-in-kind distribution to the Company’s shareholders was on the basis of eight units of Linear Metals for every ten shares of the Company.  Each unit consisted of one common share of Linear Metals and one-tenth warrant, with each full warrant entitling the holder to purchase one share of Linear Metals.

6.0  CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. At the date hereof a total of 21,452,780 common shares are issued and outstanding. No preferred shares are presently issued and outstanding.

6.1  Common Shares

Each common share carries one vote at all meetings of shareholders, participates ratably in any dividend declared by the directors and carries the right to receive a proportionate share of the assets of the Company available for distribution to holders of common shares in the event of the liquidation, dissolution or winding-up of the Company.

The holders of the common shares have no pre-emptive or conversion rights. All of the common shares outstanding are fully paid and non-assessable.

6.2  Preferred Shares

The preferred shares as a class rank senior to the common shares as to the payment of dividends and the distribution of property and assets on the liquidation, dissolution or winding-up of the Company. Within the class, first preferred shares rank senior to second preferred shares.  Holders of preferred shares are not entitled to any voting rights as a class except as may be provided under the Canada Business Corporations Act. The holders of the preferred shares have no pre-emptive rights.

The preferred shares are issuable in one or more series, each consisting of such number of preferred shares as may be fixed by the Company’s directors. The Company’s directors may from time to time, by resolution passed before the issue of any preferred shares of any particular series, determine the designations, rights, privileges, restrictions and conditions attaching to the shares of each such series.

Linear Gold Corp

Annual Information Form

7.0  MARKET FOR SECURITIES

The Company’s common shares are listed and posted for trading on the Toronto Stock Exchange (TSX) under the symbol “LRR”.  The Company graduated to the Toronto Stock Exchange from the TSX Venture Exchange (“TSX-V”) during September 2004.

The price ranges and trading volumes of the Company’s common shares traded on the TSX during the year ended March 31, 2006 were as follows:

Month	High	Low	Volume

April 2005	$9.75	$7.45	1,299,383
May 2005	$7.65	$4.53	1,978,198
June 2005	$5.85	$4.75	1,687,543
July 2005	$6.30	$4.78	1,585,375
August 2005	$6.94	$5.51	766,760
September 2005	$6.15	$4.70	1,922,401
October 2005	$4.99	$3.65	834,154
November 2005	$4.00	$3.15	1,978,748
December 2005	$4.95	$3.50	3,071,911
January 2006	$6.85	$4.50	3,252,392
February 2006	$7.76	$5.75	2,376,335
March 2006	$7.45	$5.95	2,586,924

8.0  DIRECTORS AND OFFICERS

The following table sets forth the names and residences of the directors and officers of the Company, their position with the Company and their principal occupation for the past five years:

Name, Residence and Position With the Company	Principal Occupation	Director or Officer Since	Number of Shares Owned
Wade K. Dawe Nova Scotia, Canada President, CEO and Director	Chairman, President and Chief Executive Officer of the Company	February, 2000	1,268,319
Peter M. Dimmell (1) Newfoundland, Canada Director	Mineral Exploration Consultant	July, 1997	69,868
Kevin Flaherty (2) Alberta, Canada Director	Chief Executive Officer & Chairman of Celtic Minerals Ltd., Director or Carpathian Gold Inc., and Director of Keeper Resources Inc.	July, 2002	466,800
Derrick Gill (1)(2) Newfoundland, Canada Director	Executive Vice President & Director, Voisey’s Bay Nickel Company since September 1995	July, 2004	37,000

Linear Gold Corp

Annual Information Form

Dr. Michael Gross (1)(2) Nova Scotia, Canada Director	Orthopaedic Surgeon - QEII Health Sciences Centre; Medical Director QEII Health Sciences, Tissue Bank	July, 2002	1,401,100
Brian MacEachen Nova Scotia, Canada Vice President & CFO	Vice President and Chief Financial Officer of the Company	January, 2004	302,900
Philip F. Pyle Texas, USA Vice President, Exploration – Central America	Vice President, Exploration – Central America	September, 2003	3,000
Daniel F. Gallivan Halifax, Nova Scotia Secretary	CEO of the law firm Cox Hanson O’Reilly Matheson and Managing Partner of the Halifax office	February 2004	37,000

(1)

Member of the Company’s Compensation Committee

(2)

Member of the Company’s Audit Committee

(3)

Member of the Company’s Corporate Governance Committee

Each director is elected to hold office until the next annual meeting of shareholders of the Company or until his successor is elected or appointed.

The Company’s directors and officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 3,594,987 common shares, representing 17% of the issued and outstanding common shares of the Company.  In addition, the directors and executive officers of the Company as a group hold incentive stock options for the purchase of an aggregate of 1,552,000 common shares of the Company, which options are exercisable between $1.00 and $8.80 per common share and expire between October 2006 and March 2008.

Corporate Cease Trade Orders of Bankruptcies

To the knowledge of the Company, no director or executive officer of the Corporation is or has been, in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of the Company, in the last ten years, no director or executive officer has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Linear Gold Corp

Annual Information Form

Conflicts of Interest

In so far as certain directors of Linear also serve as directors of other resource companies, it is possible that certain opportunities may be offered to both Liner and to such other companies, and further that those companies may participate in the same opportunities in which Linear has an interest.

In exercising their powers and performing their functions, the directors are required to act honestly and in good faith and in the best interests of Linear and to exercise the care, due diligence and skill of a reasonably prudent person.

9.0  TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc., Purdy’s Wharf Tower II, 1969 Upper Water Street, Suite 2008, Halifax, Nova Scotia, B3J 3R7 acts as Linear’s transfer agent and registrar.

10.0  ADDITIONAL INFORMATION

Linear will provide, upon request to its Secretary at Suite 502, 2000 Barrington Street, Halifax, Nova Scotia, B3J 3K1, the following documents:

(i)

one copy of its Annual Information Form;

(ii)

one copy of its comparative financial statements for its year ended March 31, 2006 and auditor’s report thereon;

(iii)

one copy of the Company’s Information Circular for its most recent annual general meeting.

Additional information, including details as to the remuneration of directors and executive officers, principal holders of Linear’s shares, Linear’s stock option plan, and certain other matters is contained in the Company’s Information Circular for its most recent annual general meeting of security holders that involved the election of directors.

Additional information is provided in Linear’s consolidated financial statements and management’s discussion and analysis for the fiscal year ended March 31, 2006.

Copies of Linear’s above-noted and other disclosure documents may also be examined and/or obtained through the Internet by accessing Linear’s website at www.lineargoldcorp.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

Linear Gold Corp

Annual Information Form

AMENDED

Annual Information Form

For the year ended March 31, 2006

Issued June 28, 2006

Table of Contents

1.0  PRELIMINARY INFORMATION

1.1  Financial Statements

1.2  Currency

1.3  Disclosure Regarding Forward-Looking Statements

1.4  National Instrument 43-101 – Standards of Disclosure for Mineral Projects

2.0  CORPORATE STRUCTURE

2.1  Corporate Reorganization

3.0  BUSINESS OF THE CORPORATION

3.1  Three Year History

3.2  Risk Factors and Governmental Regulation

3.3  Exploration and Mining Standards

4.0 DESCRIPTION OF MINERAL PROPERTIES

4.1  Ixhuatán Project, Mexico

4.2  Loma el Mate Project, Dominican Republic

4.3 Ampliación Pueblo Viejo Project, Dominican Republic

5.0  DIVIDENDS

6.0  CAPITAL STRUCTURE

6.1  Common Shares

6.2  Preferred Shares

7.0  MARKET FOR SECURITIES

8.0  DIRECTORS AND OFFICERS

9.0  TRANSFER AGENT AND REGISTRAR

10.0  AUDIT COMMITTEE AND RELATED INFORMATION

11.0  ADDITIONAL INFORMATION

3 3 3 3 3 4 4 5 5 7 8 8 8 12 14 18 18 18 18 19 19 21 21 22

Linear Gold Corp

Annual Information Form

1.0

PRELIMINARY INFORMATION

In this Annual Information Form (the “AIF”), Linear Gold Corp., together with its subsidiaries, as the context requires, is referred to as “Linear” or the "Company". All information contained herein is as at June 23, 2006, unless otherwise stated.

1.1  Financial Statements

This AIF should be read in conjunction with the Company's consolidated financial statements and management's discussion and analysis for the 12 months ended March 31, 2006. The financial statements and management's discussion and analysis are available at www.lineargoldcorp.com and under the Company's profile on the SEDAR website at www.sedar.com. All financial statements are prepared in accordance with Canadian generally accepted accounting principals.

1.2  Currency

All sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified.

1.3  Disclosure Regarding Forward-Looking Statements

Certain of the statements that are not historical facts contained in this AIF (and the other disclosure documentation of Linear such as its annual and quarterly reporting to shareholders) are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under “Business of the Company – Risk Factors and Governmental Regulation” herein and include unanticipated and/or unusual events. Most of such factors are beyond Linear’s ability to control or predict.

Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Linear disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

1.4  National Instrument 43-101 – Standards of Disclosure for Mineral Projects

National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) issued by the Canadian Securities Administrators (the “CSA”) requires, among other things, that issuers ensure that all written disclosure of a scientific or technical nature, other than a news release, concerning a mineral project on a property material to the issuer identifies and discloses the relationship to the issuer of the qualified person who prepared or supervised the preparation of the technical report or other information that forms the basis for the written disclosure. A “qualified person” for purposes of NI 43-101 means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation and/or mineral project assessment, has experience relevant to the subject matter of the disclosure and is a member in good standing of a specified professional association.

Linear Gold Corp

Annual Information Form

2.0  CORPORATE STRUCTURE

Linear Gold Corp. was formed on January 31, 1989 as H.L. International Inc. by Certificate of Amalgamation pursuant to the provisions of the Business Corporations Act (Alberta) by the amalgamation of H.L. International Inc. and Nik Capital Corporation. By articles of amendment dated May 3, 1989, the issued and outstanding common shares of the Corporation were consolidated on the basis of three old shares for one new share.  By articles of amendment dated February 13, 1996, the Corporation changed its name to Maple Mark International Inc.  The Corporation consolidated the outstanding common shares on the basis of ten old shares for one new share and changed its name to Linear Resources Inc. pursuant to articles of amendment dated October 6, 1999.  The Company changed its name to Linear Gold Corp. pursuant to articles of amendment dated November 24, 2003 and the Company was continued under the Canada Business Corporations Act on November 10, 2004.

The following chart describes the intercorporate relationships amongst Linear and its material subsidiaries as of March 31, 2006 (and prior to the Corporate Reorganization described in Section 2.1 of this AIF), including the percentage of voting securities of the subsidiary owned by Linear and the jurisdiction of the subsidiary:

Linear’s head and registered office is located at Suite 502, 2000 Barrington Street, Halifax, Nova Scotia, B3J 3K1 (telephone: (902) 422-1421; fax: (902) 491-4281; Email: info@lineargoldcorp.com; website: www.lineargoldcorp.com)

2.1  Corporate Reorganization

The Company has announced the reorganization and planned distribution of Linear Metals Corporation (“Linear Metals”), a 100%-owned subsidiary of the Company, as a dividend-in-kind to the Company’s shareholders of record as of June 26, 2006.  In connection with the reorganization, the Cobre Grande, La Morena and Tierra Blanca properties, located in Mexico, were transferred to Linear Metals Corp. Mexico, S.A. de C.V. (“Linear Metals Mexico”), a wholly owned subsidiary of Linear Metals and the Seymour Lake and KM 61 properties, located in Canada, were transferred to Linear Metals.  The Company’s 100% interest in Linear Metals will be distributed to the Company’s shareholders of record on June 26, 2006 on the basis of eight units of Linear Metals for each ten shares of the Company.  Each unit of Linear Metals will consist of one common share and one-tenth warrant, with each full warrant entitling the holder to purchase one share of Linear Metals at $0.12 per share.

Linear Gold Corp

Annual Information Form

The reorganization will effectively result in two stand-alone entities with initially identical shareholder bases – one company focused on gold and the other primarily on copper-silver.  Linear Metals has appointed a Board of Directors consisting of four individuals, two of whom are independent of Linear Gold.   Management of Linear Gold will serve as interim officers of Linear Metals until a president is appointed by its board.

Following the distribution of Linear Metals, Linear will continue to hold ten gold exploration projects in Mexico and three gold exploration projects in the Dominican Republic.

The following chart describes the relationship amongst Linear and its material subsidiaries following completion of the Corporate Reorganization, including the percentage of voting securities of the subsidiary owned by Linear and the jurisdiction of the subsidiary:

3.0  BUSINESS OF THE CORPORATION

Linear is a mineral exploration company listed on the Toronto Stock Exchange.  The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The Company owns or controls, under option, an interest in 18 properties including 13 properties in Mexico, three properties in the Dominican Republic and two properties in Canada.  The Company’s Loma El Mate property in the Dominican Republic is subject to a 50% interest held by Everton Resources Inc. (“Everton”) and the Company’s KM 61 property in Canada and Tierra Blanca property in Mexico are subject to earn-in agreements by Falconbridge Limited. (“Falconbridge”) and Silver Dragon Resources Inc., respectively.

3.1  Three Year History

Prior to October 2003, the Company was focused exclusively on Exploration within Canada and its two key properties were the Seymour Lake tantalum and base-metal property in the Armstrong area of northwestern Ontario and the Reid gold property located in the Botwood Basin area of central Newfoundland.  During the year ended March 31, 2003, the Company’s exploration expenditures totaled $0.6 million of which 57% related to the Seymour Lake property and 33% related to the Reid property.

Linear Gold Corp

Annual Information Form

During August and November 2003, the Company entered agreements with Meridian Gold Inc. and Falconbridge (formerly Noranda Inc.), entitling them to earn controlling interests in the Reid and Seymour Lake properties respectively.

In October 2003, the Company completed the most significant acquisition in the Company’s history.  The Company acquired a portfolio of advanced mineral exploration concessions located in Central America, through the acquisition of Linear Gold Mexico, S.A. de C.V. (formerly M.I.M. Mexico, S.A. de C.V.) and Linear Gold Caribe, S.A. (formerly Minera Mount ISA Panama, S.A.) The acquisition included ten properties in the southern state of Chiapas, Mexico and three properties in the Dominican Republic.  The acquisition was completed at a total cost of $1,485,049.

In March 2004, the Company acquired an option to purchase the Cobre Grande property located in the state of Oaxaca, Mexico.  The terms of the option provide for annual payments over a five-year period starting at US$25,000 and totalling US$360,000.  The Company has also agreed to make annual payments of US$10,000 into a fund for the education of students in the local community.  If at the end of the five-year option period, the Company elects to purchase the property, the community will choose between a US$12 million buyout, or a 2% Net Smelter Return Royalty, or a 15% carried joint venture interest.

During the year ended March 31, 2004, the Company completed financings with net proceeds of $7.0 million.  The completion of the financings provided the Company with sufficient capital to significantly increase its level of exploration and corporate activity and advance its recently acquired portfolio of Central American properties.

Following the Central American properties acquisitions, the Company’s strategic and financial focus shifted to Mexico.   The Company executed a strategy of advancing its Canadian and Dominican Republic properties through joint ventures while it directed its resources to its advanced Mexican properties.   During the year ended March 31, 2004, the Company’s exploration expenditures totalled $1.4 million, of which 42% related to the Reid property, 39% were related to properties located in Mexico and 11% were related to properties located in the Dominican Republic.  The expenditures incurred on the Reid property in Canada and the Dominican Republic properties were 100% funded by exploration partners’ contributions.

During January 2004, the Company initiated a drill program on the Ixhuatán Property, located in Chiapas Mexico that led to the discovery of the Campamento gold deposit during 2004.  As a result of the discovery, the Ixhuatán property has become the Company’s primary exploration focus.  During the year ended March 31, 2005, the Company incurred resource properties’ expenditures of $6.0 million, with approximately 79% of the total expended in Mexico, 20% in the Dominican Republic and 1% in Canada.  Within Mexico, 64% of the expenditures were incurred on the Ixhuatán Property, 20% on the Cobre Grande Property and the balance incurred over the Company’s 12 other Mexican properties.

During February 2005, the Company completed the most significant financing in the Company’s history, raising net proceeds of $23.3 million.  Following completion of this transaction, the Company was well financed to accelerate its exploration programs and advance its portfolio of properties with a primary focus on the Company’s flagship Ixhuatán Property.

During the year ended March 31, 2006, Linear continued to expand the depth of its corporate resources and infrastructure to support the advancement of the Ixhuatán Project and the systematic exploration of its portfolio of other properties.  The Company incurred resource property expenditures of $12.0 million during the year, of which 91% related to expenses incurred in Mexico and 9% to expenditures in the Dominican Republic.  In Mexico, 87% of the expenditures were incurred on the Ixhuatán Property, with the balance incurred over the Company’s 12 other properties within Mexico.

Linear Gold Corp

Annual Information Form

As described in Section 2.1 of this AIF, subsequent to the year ended March 31, 2006, the Company announced a Corporate Reorganization involving the transfer of the Seymour Lake and KM61 properties in Canada and the Cobre Grande, La Morena and Tierra Blanca properties in Mexico to Linear Metals and its subsidiary Linear Metals Mexico and the planned distribution of Linear Metals to the Company’s shareholders of record as of June 26, 2006.  Following completion of this transaction, the Company will continue to focus on the Ixhuatán Project while continuing to advance its portfolio of other properties in Mexico and the Dominican Republic.

3.2  Risk Factors and Governmental Regulation

Linear’s financial success will be dependent upon the extent to which it can discover mineralization on its existing properties and the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The emphasis of Linear’s resources over the past four years has been on the exploration of mineral properties in Mexico, which are more particularly described under “Description of Mineral Properties”.

Linear’s properties are in the early stages of exploration. Any development of these properties will only follow upon obtaining satisfactory exploration results and the scrutiny of technical and feasibility reports. The exploration for and development of mineral properties includes significant financial risks, which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an orebody may result in substantial rewards, few properties, which are explored, are ultimately developed into producing mines. Major expenses may be required to establish ore reserves by drilling, to construct mining and processing facilities at the site, to develop metallurgical processes and facilities and to extract metals from the ore and to obtain all requisite governmental permits and approvals.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but a combination of these factors may result in Linear not receiving an adequate return on invested capital. In addition, assuming the discovery of an economic orebody, depending on the type of mining operation involved, several years may elapse from the initial phase of drilling until commercial operations are commenced.

Linear’s revenues, if any, are expected to be in large part derived from the mining and sale of gold, copper, and silver or interests related thereto. The market price of gold, copper, and silver will be affected by a number of factors beyond the control of Linear including market fluctuations, technology, infrastructure, government regulations and environmental protection. The price of commodities such as gold, copper and silver have fluctuated widely, particularly in recent years, and is affected by numerous factors beyond Linear’s control including international economic and political trends, global or regional consumptive patterns, speculative activities and increased production due to new mine developments and improved mining, production and extraction methods. The effect of these factors on the price of gold, copper and silver and therefore the economic viability of Linear’s properties cannot be predicted.

Linear’s properties are currently under exploration and, as a result, Linear has no material source of funding other than its existing working capital or through the sale of additional shares in the Company. Linear has limited financial resources beyond its existing working capital, and there is no assurance that additional funding will be available to allow Linear to explore its existing exploration properties and/or acquire new properties. Failure to obtain additional funding could result in delay or indefinite postponement of further exploration and the possible partial or total loss of Linear’s interest in certain properties.

The mining industry is intensely competitive in all of its phases, and Linear competes with many companies possessing greater financial resources and technical facilities than the Company. Competition in the mining business could adversely affect Linear’s ability to acquire suitable properties or prospects for mineral exploration in the future on terms it considers acceptable.

Linear Gold Corp

Annual Information Form

The mineral industry is subject to, among other things: 1) government regulations with respect to such matters as environmental protection, health, safety and labour; 2) mining law reform; 3) aboriginal land claims; and 4) expropriation of property in various jurisdictions. Environmental legislation in particular is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments for proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in these matters, if any, will not adversely affect Linear’s operations.

The Company undertakes exploration programs in countries other than Canada and is subject to currency fluctuations in those countries which may materially affect the financial position and results of the Company. The Company is subject to risks associated with the fluctuation of the rate of exchange of the Canadian dollar and the foreign currencies in which it operates and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

3.3

Exploration and Mining Standards

The Company conducts exploration activities with high standards under “Exploration Best Practices Guidelines” established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects and Companion Policy 43-101CP.

The Company’s exploration programs are planned and managed by “Qualified Persons” who ensure that QA/QC practices are consistent with National Instrument 43-101 and industry standards.

On all projects, diamond drill core that is chosen to be sampled by a Qualified Person is sawn and half the core is analyzed by standard fire assay with atomic absorption or gravimetric finish at an independent, registered commercial assay laboratory. Routine checks samples are analyzed at a second laboratory and a representative sample of the drill core is retained for future reference.

4.0 DESCRIPTION OF MINERAL PROPERTIES

The following is a description of the Company’s three most advanced mineral properties.  As of this date, the Ixhuatán Project is the Company’s primary asset and the most advanced project within its portfolio of properties.  A technical report on the Ixhuatán Project, as defined in National Instrument 43-101, was filed on SEDAR on January 13, 2006.   On June 14, 2006, the results of an independent resource calculation on Ixhuatán’s Campamento Deposit, compliant with National Instrument 43-101, were announced by the Company and a Technical Report will be filed on SEDAR by not later than July 14, 2006.

The Ampliación Pueblo Viejo and Loma el Mate Properties are less advanced and the Company has no immediate plans to complete technical reports on these properties until they are considered, by the Company, to be material.

4.1

Ixhuatán Project, Mexico

Property description and location

Linear owns 100% of the mineral rights on four contiguous exploration concessions covering 98,044 hectares covering the Ixhuatán Project in northern Chiapas State, Mexico. The majority of the surface rights to the Ixhuatán concessions are controlled by various ejidos (government created local farm communities) and private owners.  An agreement was signed with the local community holding surface rights to the Campamento Deposit as well as significant other surface lands within the company’s concession. The agreement grants access rights to drilling for a period of three years covering all areas within the terrain of the community. In addition, agreements have been reached with 19 additional surrounding communities granting access for exploration activities.

Linear Gold Corp

Annual Information Form

The Ixhuatán Project is located immediately southwest of the Santa Fe mine owned by Minera Frisco, in northern Chiapas, Mexico. The project is accessible by unimproved roads running five kilometres east of the town of Rayon, Chiapas. Rayon is situated two hours south of Villahermosa Tabasco, on an all season federal highway 195.  Access within the property is difficult and attained primarily through trails and small dirt roads. The area is one of dense tropical vegetation, covered by thick soils, rugged topography with incised rivers making travel difficult. Maximum elevation in the general area is 2,470 metres above sea level.

All required environmental permits for the project have been acquired and to date all the conditions of grant have been adhered to. Under terms of the environmental drilling permit, any significant disruption to the land surface caused by drilling activities must be reclaimed.

History

The Ixhuatán property was acquired by Linear Gold Mexico, S.A. de C.V. (“Linear Gold Mexico”) in 2000, following completion of a stream sediment geochemical orientation study carried out in the northern part of Chiapas.  The study covered an area in the general proximity of the Santa Fe polymetallic deposits, a former gold, silver and copper producer.

The Santa Fe/La Victoria gold deposits are located to the immediate east-northeast of Linear’s Ixhuatán property. Property boundaries are common. Physiographically the area is underlain by the Chiapas Northern Range and Chiapas Highlands geological sub-provinces. The original discovery was made during the later stages of the nineteenth century and over the years Mexican, British and French mining companies have carried-out limited mining activity in the area. The Santa Fe deposits have been mined since the beginning of the 20th century. Since that time, the deposits have been in the hands of different companies, both foreign as well as domestic and although no historical production records exist it is assumed that the richest surface ore shoots were exploited. The La Victoria deposits were discovered more recently and past records obtained by MIM suggests exploitation from 1966 to 1970. Minera Corzo, S.A. commenced operations in 1966 but soon ceased as a result of the company’s poor economic situation.

Geological Setting

As defined by Consejo de Recursos Minerales of Mexico (“CRM”), the Ixhuatán -Santa Fe regional area is underlain by shallow dipping sedimentary rocks intruded by Tertiary granitoids of possible economic interest. Geologically, the Ixhuatán area is included within the Chiapas Fold and Fault Belt as defined by CRM. The Ixhuatán area reflects a gentle basinal structure, filled by well-bedded limestones, shales and sandstones which apparently have been domed up by the nearby Chichon volcano. Several areas of flat-lying andesitic tuffs and lahar material are also present.

Geological mapping by Linear personnel in the south-central portion of the property outlined an area of relatively flat-lying stratigraphy composed of andesitic porphyries, lahars, tuffs and breccias of Pliocene age overlying a sequence of Eocene-Pliocene aged carbonates, siltstones and sandstones. The stratigraphic package is intruded by Tertiary diorites and granodiorites. Mineralization appears to be related to a phase of hydrothermal alteration associated with one or more phases of the younger igneous activity.

Exploration

Linear Gold Mexico completed stream sediment and soil sampling programs which indicated a cluster of gold and copper anomalies associated with an intrusive trend of probable Pliocene age trending northeast-southwest through the region. Follow-up soil sampling identified seven separate anomaly areas in excess of 400metre x 400metre each of plus 100ppb gold. Each of the seven anomalies, named San Isidro, Central, Northern, Campamento, Western, Cerro La Mina and Buenos Aires have strong indications of epithermal, porphyry and skarn style alteration.

Linear Gold Corp

Annual Information Form

Drilling

Linear embarked on a drilling program beginning in early 2004. This program first focused on the San Isidro (holes IX-1-4,6), Buenos Aires (Hole IX-5), Cerro La Mina (Hole IX-7) and Central (Hole IX-8) anomalies before making the main gold discovery at the Campamento Zone with Hole IX-9.

The Campamento Zone is outlined on surface by high levels of gold in soils (100-9700ppb Au) over an area of 500 metres by 350 metres and is part of a larger plus 100 ppb Au in soils anomaly which extends for 1400 metres in strike length. Drilling to date indicates the mineralization appears to be associated with a broad, highly-fractured intersection of structures striking NW and NE and dipping sub-vertical. The highest grade gold mineralization is associated with fracture-controlled calcite + clay +/- quartz veins and with highly fractured zones. Mineralization has been traced for at least 400 metres along strike and up to 500 metres below surface. The mineralized structural intersection remains open to the NE, SE and SW.

All core samples have been split in half using a saw, hydraulic splitter or manually and samples are taken on continuous two metre intervals. Samples and embedded internal and commercial standards are shipped by air freight to ALS Chemex labs in Guadalajara, Mexico where gold is analyzed by 30 or 50 gram digestion Fire Assay-AA finish with samples greater than 10 grams per tone of gold by gravimetric finish. Silver and base metals are analyzed by Induction Coupled Plasma spectrometry (ICP). A number of check analyses have been performed both on pulps and bulk reject material from the drilling at both ALS Chemex and BSI Inspectorate Labs of Reno, Nevada. Review of assays from internal standards and check assays has verified the quality of the analytical results.

Mineral Resource and Mineral Reserves Estimates

In June 2006, a resource estimate on the Campamento Deposit was completed by Gary Giroux, P. Eng of Giroux Consultants of Vancouver and is compliant with the requirements of National Instrument 43-101. The estimate is based on 94 diamond drill holes completed in the Campamento area by Linear Gold during the period May 2004-April 2006, and includes results through the upper part of drill hole IX-101.

Linear Gold Corp

Annual Information Form

A total of five gold assays were capped at 45 g Au/t before forming five metre composites.  The resource was estimated using ordinary kriging into blocks 10 x 10 x 5 metres in size.  Bulk density was established for each block by inverse distance squared interpolation. The results of the estimate are as follows, based on a series of different cut-off grades:

The Measured + Indicated results include the following:

Linear is proceeding with a scoping study on the Campamento Deposit in order to determine the economic viability of the resource.

Current Exploration Program

In addition to the Campamento Deposit, drilling has or will be undertaken on the Western, Cerro La Mina, Central, Northern (renamed the Caracol Discovery Zone), and Laguna Grande anomalies in order to determine the potential for other deposits within the project area.

Linear Gold Corp

Annual Information Form

Initial highlights of the program from the Caracol Zone are as follows:

Hole	From	To	Thickness (metres)	Gold grams per tonne	Silver grams per tonne	Copper %
IXNA-01	8.0	62.0	54.0	0.4	10.7	0.6
	140.0	154.0	14.0	3.2	36.0	2.9
	208.0	218.0	10.0	0.1	13.4	0.9

IXNA-02b	20.0	40.0	20.0	0.1	10.5	1.0
	69.5	95.5	26.0	1.2	25.5	1.5

IXNA-03	22.0	44.0	22.0	0.0	5.1	0.5
	85.2	103.0	17.8	0.2	14.0	0.6

IXNA-04	11.6	59.9	48.3	0.4	8.6	0.6
	100.5	177.6	77.1	1.0	13.4	1.0

IXNA-06	20.5	39.9	19.4	1.9	28.6	1.1

Initial highlights of the program from the Laguna Grande Zone are as follows:

Hole	From	To	Thickness (metres)	Gold grams per tonne	Silver grams per tonne
IX-103	170	246	76	0.7	10.6

IX-104	64	80	16	2.2	9.0
	120	122	2	25.3	14.4

Future Exploration and Development

Drilling will continue on each of the known anomalous zones in order to add more gold and silver resources to the project. A regional reconnaissance exploration program is also in progress on the remainder of the property which is designed to generate new drilling targets on the property.

4.2

Loma El Mate Project, Dominican Republic

Property description and location

The Company owns a 50% interest in the Loma El Mate Property.  The property is held as a mineral concession granted to Linear Gold Caribe in March 2002, subject to a 50% interest earned by Everton Resources Inc. during the fourth quarter of fiscal 2006.  At present, both Everton and Linear are funding their respective 50% interests in the property.

The Loma El Mate concession is directly adjacent to the east and south sides of the Pueblo Viejo gold mine now under evaluation by Barrick and Goldcorp.  The Pueblo Viejo gold mine has produced in excess of five million ounces of gold and 22 million ounces of silver and reportedly has an indicated resource in excess of 20 million ounces of gold remaining.  The Loma El Mate Concession is irregularly shaped and covers 5,775 hectares.

The concession can be reached from Santo Domingo by a 1.5 hour drive on good paved highways.

Linear Gold Corp

Annual Information Form

History

There are no records of previous exploration conducted on the Loma el Mate concession prior to its original acquisition by Linear Gold Caribe in 1997. The early work by Linear Gold Caribe included stream sediment sampling and purchase of regional magnetics from BHP Minerals and the government of the Dominican Republic in 1997-1999. A small soil sampling program was also undertaken by MIM in the La Cueva area during 1998. The concession was allowed to lapse in 2000 and reapplied for over a smaller area in late 2000. The new concession was granted in 2002 and the joint venture between Everton and Linear was established in late 2003.

Work during the Linear-Everton joint venture has focused on soil sampling and surface geopysics in the Arroyo Ceboruco and Arroy Herradura areas and the discovery of the Tres Bocas zone.

Geologic Setting

Geological mapping in the area indicates a similar relationship of the Cretaceous aged Los Ranchos Formation as is identified at eh Pueblo Viejo mine to the northwest. The Northwest trending Hatillo thrust complex passes through the western portion of the project. Much of the area is underlain by the Zambrano Member of the Los Ranchos Formation; however, the western portion where the Tres Bocas Discovery zone is located appears to be related to the Maimon Formation which serves host to a number of massive sulfide base metal deposits including the Cerro de Maimon deposit presently held by Globestar Mining Corp.

Exploration

In February 2005, reconnaissance rock sampling based on interpretation of the airborne geophysics identified anomalous gold and copper in the Tres Bocas zone. Soil sampling in this area indicated anomalous gold and copper values over a strike length of 900 metres in the extreme southwestern portion of the concession block. An Induced Polarization survey showed a strong chargeability anomaly parallel to the trend of the soil gold anomaly.

Drilling

A three-hole drilling program was undertaken in November 2005 to test these anomalies and identified encouraging values summarized as follows:

Hole	From	To	Thickness (metres)	Gold grams per tonne	Silver grams per tonne	Copper %
TBM-02	21.3	21.7	0.4	1.3	106.0	2.5

TBM-03	2	8	6.0	1.7	0.9	0.1

It was interpreted from the core that the massive sulfide observed in Hole TBM-02 was being displaced by a younger intrusive rock and that the intersection in Hole TBM-03 was the oxidized portion of the same horizon, which had partly been eroded away. A follow-up drill program was undertaken in April 2006 which identified a greater thickness of the massive sulfide horizon with results as follows:

Hole	From	To	Thickness (metres)	Gold grams per tonne	Silver grams per tonne	Copper %	Zinc %
TBM-07	20.2	30.8	10.6	3.0	104.9	2.5	9.4

TBM-12	42.7	47.2	4.5	1.4	120.0	0.8	8.1

Linear Gold Corp

Annual Information Form

In addition, the zone from 30.8 to 36.1 metres in hole TBM-07 had poor core recovery and was unable to determine if the zone of mineralization continued through this zone.

Mineral Resource and Mineral Reserves Estimates

As of this date, there have been no mineral resource or mineral reserve estimates for the project

Future Exploration and Development

Based on the encouraging results from the Tres Bocas discovery zone, a drill program is planned for July 2006 to offset mineralization identified in holes TBM-02, 03, 07 and 12. Additional surface geophysics may be warranted based on the drill results.

4.3

Ampliación Pueblo Viejo Project, Dominican Republic

Property description and location

The Ampliación Pueblo Viejo Project (“APV”) is a former fiscal reserve held through Linear Gold Caribe, S.A. (“Linear Gold Caribe”), a wholly-owned subsidiary of the Company, and located directly adjacent to the west and north sides of the Pueblo Viejo gold mine now under evaluation by Barrick and Goldcorp.  The Pueblo Viejo gold mine has produced in excess of 5 million ounces of gold and 22 million ounces of silver and reportedly has an indicated resource in excess of 20 million ounces of gold remaining.  The APV concession is irregularly shaped and is nearly 11 kilometres long by eight kilometres wide and covers 4,045 hectares.

The concession can be reached from Santo Domingo by a 1.5 hour drive on good paved highways.

The Company has satisfied its commitments to the government of the Dominican Republic pursuant to which it acquired the property by making payments totaling US$250,000.

In March 2004, the Company signed an earn-in option agreement with Placer Dome Exploration Inc. entitling them to earn an interest in the APV property (“Placer Agreement”).  During the year ended March 31, 2005, Placer carried out a soil sampling program, an induced polarization study and a six hole diamond drilling program, focused on areas to the west of the Pueblo Viejo Mine. In March 2005, the Company reacquired a 100% interest in the property following Placer’s termination of their exploration agreement.

History

The earliest systematic exploration of the modern era conducted on the APV Concession was carried out during 1981 when the mineral potential of the Lechoza Project within the APV Concession was recognized by Rosario Dominicana during their reconnaissance of the APV. Much of the data from that exploration program has been lost, but Linear Gold Caribe did discover drilling records that indicate Rosario drilled 62 very shallow holes on the property. Some of these holes intercepted high-grade gold, copper, and zinc mineralization.

Early in 2002, Linear Gold Caribe obtained the rights from the Dominican government to explore the Fiscal Reserve, APV. By law, the Fiscal Reserve status had prevented additional exploration of the ground by private companies since the 1960’s. On March 20th of 2003, the Fiscal Reserve status of the property was finally converted to a standard exploration concession, and Linear Gold Caribe was granted exclusive exploration rights.

Linear Gold Corp

Annual Information Form

Geologic Setting

Geological mapping has established that the ore deposits of the Pueblo Viejo district are hosted by one of the oldest and chemically most primitive island arcs in the Caribbean Basin. This Arc developed in conjunction with the emergence of the Greater Antilles Island Arc that is also exposed on the islands of Cuba (Zaza Volcanics), Jamaica (Devils Racecourse), Puerto Rico, and the Virgin Islands (Water Island Formation).

On a more detailed level the APV Concession lies within an East-West trending belt of Lower Cretaceous volcanic and sedimentary rocks assigned to the Los Ranchos Formation. The presence of mafic volcanic flows and flow breccias at the APV suggests that alteration and mineralization observed in parts of the project at least (the Lechoza Project area) may be hosted in either the Quita Sueno or Basal Cotui Member, although, definitive regional correlations are hampered by the broad reconnaissance scale mapping of the poorly exposed Los Ranchos volcanic belt.

Although previous workers, beginning with Bowin (1966), described volcanic rocks of the Los Ranchos Formation as spilites and keratophyres more recent geologists such as Cas and Wright (1995) and Nelson (2000) have followed the classification scheme of Streckeisen (1979) and consequently, the terms spilite and keratophyre are no longer used. The volcanic rocks of the Los Ranchos Formation are instead referred to as andesite and dacite, based on phenocryst assemblage and on the whole rock geochemistry of 26 samples collected by Kesler et al. (1991)

Volcanic rocks in the Pueblo Viejo district were spilitized by their interaction with seawater, were hydrothermally altered during volcanic dome emplacement, and were regionally metamorphosed. Based on chemical and petrographic analysis of spilitized volcanic assemblages it is likely that the original composition of the Los Ranchos Formation in the Pueblo Viejo district varied from basalt, through basaltic andesite, to andesite and dacite.

Dated igneous intrusions in the region are predominantly Cretaceous in age and compositionally consist of tonalite, monzonite, and granodiorite stocks.  Within the APV property, high-level andesitic to dacitic intrusive rocks are recognized, but the ages of these intrusive rocks are not known.

Ore deposits in the Pueblo Viejo district represent one of the world's largest gold-silver resources and consequently are of special interest to exploration geologists. The latest evidence (Nelson, 2000) suggests that gold mineralization in the Pueblo Viejo district is spatially and temporally related to a series of Early Cretaceous volcanic domes. Separate but overlapping hydrothermal cells, centered on the domes, together deposited more than 40 million oz. of gold, 240 million oz. of silver, 3 million tonnes of zinc, and 0.4 million tonnes of copper. A buried magma chamber must be inferred to feed the domes and to drive a series of hydrothermal cells that altered an area in excess of 40 km2. Field relations indicate hydrothermal cells responsible for gold mineralization are controlled by high-angle faults or thrusts. These same faults influenced the emplacement of volcanic domes, an essential step in the development of gold ore in the Pueblo Viejo district.

Exploration

The APV property includes the La Lechoza prospect where previous work by the government mining company, Rosario Dominicana, identified oxide gold mineralization from a program of shallow drilling, including 12 metres at 12.3 grams per tonne gold and 8 metres at 11.0 grams per tonne gold.  Follow-up work at La Lechoza by Linear Gold Caribe identified coincident soil gold and induced polarization chargeability anomalies associated with the surface mineralization, as well as a trench containing 154 metres at 1.6 grams per tonne gold and drill holes containing 10.5 metres at 3.4 grams per tonne gold and 16 metres at 2.9% copper.  Also, within the Ampliación Pueblo Viejo concession are the La Colorado target where induced polarization chargeability anomalies have been recognized to the west of Barrick and Goldcorp’s adjacent Pueblo Viejo Project, and other targets based on surface alteration and initial reconnaissance sampling.

Linear Gold Corp

Annual Information Form

During November 2003, the Company completed a trench and surface rock sampling program at the La Lechoza prospect on its APV concession in the Dominican Republic and obtained results indicating an extension of near-surface gold mineralization 450 metres southeast of previous drilling and trenching.

Geologic mapping, soil geochemistry, rock chip geochemistry and a dipole-dipole induced polarization survey at the La Lechoza prospect indicate an anomalous area of 600 metres by 800 metres, which remains open to the south and northwest.  Other targets also remain in other areas of the APV concession where gold mineralization has been identified with little or no follow-up exploration.

During the year ended March 31, 2005, under the terms of the Placer Agreement, the Company carried out a soil sampling program, an induced polarization study and a six hole diamond drilling program, focused on areas to the west of the Pueblo Viejo Mine.

Following termination of the Placer Agreement, Linear resumed work at APV and refocused on the La Lechoza area to the north of the Pueblo Viejo mine. Soil sampling and trenching by Linear has identified a significant gold bearing trend at La Lechoza, including trench results of 18 metres containing 11.3 grams per tonne of gold and 310.2 grams per tonne of silver.

Drilling

A drill program was undertaken in June 2005 and November 2005 to test for mineralization associated with the 2005 trenching program at La Lechoza. The highlight of the program was hole LE-08 which cut a zone of massive sulfide from 20 to 21 metres containing 5.7 grams per tonne gold and 10.3% copper. The zone was contained within a disseminated zone of 22 metres containing 0.3 grams per tonne gold and 1.0 % copper. A similar disseminated zone was also identified in Hole LE-07 from 16 to 34 metres containing 18 metres of 0.1 gram per tonne gold and 1.0% copper.

A downhole induced polarization survey was carried out and additional targets tested by drilling in the surrounding area in November 2005, however, no significant zones of mineralization were identified. The La Lechoza area remains open with significant zones of mineralization exposed at surface and through drilling which need additional exploration.

Linear Gold Caribe also completed a total of nine core drill holes at the Lechoza Project area from December of 2002 to May of 2003.  These drill holes were designed to identify the source of a high-grade gold-copper oxide occurrence hosted in Cretaceous age hydrothermal breccias that crosscut mafic volcanic rocks of the Los Ranchos.

Linear Gold Caribe’s drill program cut several important intersections of gold, silver, copper, and zinc mineralization.  Significant gold mineralization was cut within the oxide gossans, and a thick supergene copper interval was discovered that grades 2.85% Cu over 16 metres in Hole 4. High-grade zinc and silver intervals with lower-grade gold and copper were intersected within sulphide-rich hydrothermal breccias. The following table is a summary of gold, silver, copper, and zinc composite mineralization encountered during the 2002-2003 drill program:

Linear Gold Corp

Annual Information Form

Hole	From	To	Thickness	Au g/t	Ag g/t	%Cu	%Zn	Oxide / Sulphide	Comments
1	4.0	28.0	24.0	0.01	1.80	0.23	0.08	Oxide

2	3.5	14.0	10.5	1.04	2.50	0.08	0.05	Oxide	Gossan
2	14.0	42.0	28.0	0.19	3.30	0.38	0.31	Sulphide	Pyrite Chalcopyrite, minor chalcocite rimming chalcopyrite
Including	16.0	24.0	8.0	0.34	4.90	1.04	0.91	Sulphide

3a	12.8	21.3	8.5	1.52	7.40	0.08	0.03	Oxide	Gossan : Hole abandoned due to missing interval and re-drilled as LL-03b

3b	8.0	18.0	10.0	3.41	14.80	0.01	0.00	Oxide	Gossan
3b	26.0	38.0	12.0	0.24	1.40	0.50	0.19	Mixed	Supergene Cu/ Sulphide Au

4	8.0	18.0	10.0	1.10	4.20	0.26	0.02	Oxide	Gossan
4	22.0	38.0	16.0	0.02	0.30	2.85	0.11	Oxide	Supergene Cu Cuprite Chalcocite, Native Cu

5	114.0	118.0	4.0	0.19	1.40	0.02	0.15	Sulphide

6	8.0	12.0	4.0	0.00	30.30	0.01	0.01	Oxides	Overburden (?)

7	26.6	44.0	17.4	0.14	6.70	0.17	1.49	Sulphide	Sulphide matrix Breccia
Including	26.6	32.0	5.4	0.30	11.60	0.29	4.16	Sulphide

8	106.0	146.0	40.0	0.14	1.53	0.06	0.33	Sulphide	Pyrite, sphalerite, chalcopyrite in matrix of chloritic breccia
Including	106.0	124.0	18.0	0.24	2.10	0.08	0.51	Sulphide

The results from the drilling confirm oxide and supergene copper and gold grades identified during drilling by Rosario Dominicana in 1981. The results also indicate that the mineralization is related to a volcanogenic massive sulphide environment as shown by the thick zones of massive and bedded pyrite identified in drill hole 2. All of the zones of anomalous mineralization are observed in the oxide and mixed zones. The substantial copper grades are in the form of chalcocite, cuprite, native copper and some remnant chalcopyrite showing enrichment by supergene processes.

Linear Gold Corp

Annual Information Form

Mineral Resource and Mineral Reserves Estimates

As of this date, there have been no mineral resource or mineral reserve estimates for the project.

Future Exploration and Development

Work at present is concentrating on the silica ridge area in the southwestern portion of the concession where soil samples indicate values in excess of 1,000 ppb (1.0 gram per tonne) gold. A sampling and trenching program is in progress in advance of possible drilling.

5.0  DIVIDENDS

The Company has not paid cash dividends on its common shares and the Company does not anticipate paying any cash dividends until its financial position and earnings so permit.  For the foreseeable future, Linear’s cash resources will be used to evaluate existing properties, acquire new properties and fund ongoing activities.

Although the Company has not paid cash dividends on its common shares, the Company completed a reorganization and distribution of its wholly owned subsidiary, Linear Metals Corp. (“Linear Metals”), as a dividend-in-kind to shareholders of record on June 26, 2006.  The dividend-in-kind distribution to the Company’s shareholders was on the basis of eight units of Linear Metals for every ten shares of the Company.  Each unit consisted of one common share of Linear Metals and one-tenth warrant, with each full warrant entitling the holder to purchase one share of Linear Metals.

6.0  CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. At the date hereof a total of 21,452,780 common shares are issued and outstanding. No preferred shares are presently issued and outstanding.

6.1  Common Shares

Each common share carries one vote at all meetings of shareholders, participates ratably in any dividend declared by the directors and carries the right to receive a proportionate share of the assets of the Company available for distribution to holders of common shares in the event of the liquidation, dissolution or winding-up of the Company.

The holders of the common shares have no pre-emptive or conversion rights. All of the common shares outstanding are fully paid and non-assessable.

6.2  Preferred Shares

The preferred shares as a class rank senior to the common shares as to the payment of dividends and the distribution of property and assets on the liquidation, dissolution or winding-up of the Company. Within the class, first preferred shares rank senior to second preferred shares.  Holders of preferred shares are not entitled to any voting rights as a class except as may be provided under the Canada Business Corporations Act. The holders of the preferred shares have no pre-emptive rights.

The preferred shares are issuable in one or more series, each consisting of such number of preferred shares as may be fixed by the Company’s directors. The Company’s directors may from time to time, by resolution passed before the issue of any preferred shares of any particular series, determine the designations, rights, privileges, restrictions and conditions attaching to the shares of each such series.

Linear Gold Corp

Annual Information Form

7.0  MARKET FOR SECURITIES

The Company’s common shares are listed and posted for trading on the Toronto Stock Exchange (TSX) under the symbol “LRR”.  The Company graduated to the Toronto Stock Exchange from the TSX Venture Exchange (“TSX-V”) during September 2004.

The price ranges and trading volumes of the Company’s common shares traded on the TSX during the year ended March 31, 2006 were as follows:

Month	High	Low	Volume

April 2005	$9.75	$7.45	1,299,383
May 2005	$7.65	$4.53	1,978,198
June 2005	$5.85	$4.75	1,687,543
July 2005	$6.30	$4.78	1,585,375
August 2005	$6.94	$5.51	766,760
September 2005	$6.15	$4.70	1,922,401
October 2005	$4.99	$3.65	834,154
November 2005	$4.00	$3.15	1,978,748
December 2005	$4.95	$3.50	3,071,911
January 2006	$6.85	$4.50	3,252,392
February 2006	$7.76	$5.75	2,376,335
March 2006	$7.45	$5.95	2,586,924

8.0  DIRECTORS AND OFFICERS

The following table sets forth the names and residences of the directors and officers of the Company, their position with the Company and their principal occupation for the past five years:

Name, Residence and Position With the Company	Principal Occupation	Director or Officer Since	Number of Shares Owned
Wade K. Dawe Nova Scotia, Canada President, CEO and Director	Chairman, President and Chief Executive Officer of the Company	February, 2000	1,268,319
Peter M. Dimmell (1) Newfoundland, Canada Director	Mineral Exploration Consultant	July, 1997	69,868
Kevin Flaherty (2) Alberta, Canada Director	Chief Executive Officer & Chairman of Celtic Minerals Ltd., Director or Carpathian Gold Inc., and Director of Keeper Resources Inc.	July, 2002	466,800
Derrick Gill (1)(2) Newfoundland, Canada Director	Executive Vice President & Director, Voisey’s Bay Nickel Company since September 1995	July, 2004	37,000

Linear Gold Corp

Annual Information Form

Dr. Michael Gross (1)(2) Nova Scotia, Canada Director	Orthopaedic Surgeon - QEII Health Sciences Centre; Medical Director QEII Health Sciences, Tissue Bank	July, 2002	1,401,100
Brian MacEachen Nova Scotia, Canada Vice President & CFO	Vice President and Chief Financial Officer of the Company	January, 2004	302,900
Philip F. Pyle Texas, USA Vice President, Exploration – Central America	Vice President, Exploration – Central America	September, 2003	3,000
Daniel F. Gallivan Halifax, Nova Scotia Secretary	CEO of the law firm Cox Hanson O’Reilly Matheson and Managing Partner of the Halifax office	February 2004	37,000

(1)

Member of the Company’s Compensation Committee

(2)

Member of the Company’s Audit Committee

(3)

Member of the Company’s Corporate Governance Committee

Each director is elected to hold office until the next annual meeting of shareholders of the Company or until his successor is elected or appointed.

The Company’s directors and officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 3,594,987 common shares, representing 17% of the issued and outstanding common shares of the Company.  In addition, the directors and executive officers of the Company as a group hold incentive stock options for the purchase of an aggregate of 1,552,000 common shares of the Company, which options are exercisable between $1.00 and $8.80 per common share and expire between October 2006 and March 2008.

Corporate Cease Trade Orders of Bankruptcies

To the knowledge of the Company, no director or executive officer of the Corporation is or has been, in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of the Company, in the last ten years, no director or executive officer has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Linear Gold Corp

Annual Information Form

Conflicts of Interest

In so far as certain directors of Linear also serve as directors of other resource companies, it is possible that certain opportunities may be offered to both Liner and to such other companies, and further that those companies may participate in the same opportunities in which Linear has an interest.

In exercising their powers and performing their functions, the directors are required to act honestly and in good faith and in the best interests of Linear and to exercise the care, due diligence and skill of a reasonably prudent person.

9.0

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc., Purdy’s Wharf Tower II, 1969 Upper Water Street, Suite 2008, Halifax, Nova Scotia, B3J 3R7 acts as Linear’s transfer agent and registrar.

10.0  AUDIT COMMITTEE AND RELATED INFORMATION

The responsibilities and duties of the audit committee (the “Audit Committee”) of the board of directors of Linear are set out in the Audit Committee’s Charter (the “Charter”), the text of which is set forth in Appendix A to this AIF.

Composition

The Audit Committee is composed of Messrs. Derrick Gill (Chair), Kevin Flaherty, and Michael Gross.  The board of directors of Linear believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the board of directors of Linear to be “independent” and “financially literate” as such terms are defined under Multilateral Instrument 52-110 Audit Committees of the CSA. The board has made these determinations based on the education, professional qualifications and breadth and depth of experience of each member of the Committee.

The following is a description of the education and experience of each member of the Audit Committee that is, in addition to such member’s general business experience, relevant to the performance of his responsibilities as a member of the Audit Committee.

Mr. Derrick Gill is a graduate of the Memorial University of Newfoundland Business Administration program. Since 1996, he has held the positions of director and executive vice-president of Voisey's Bay Nickel Company Limited.  Mr. Gill was director and executive vice-president of Diamond Fields Resources Inc in 1995-96 and President of Bristol Communications Limited of St. John's from 1975 to 1995.  He joined Linear’s Board of Directors in 2004.

Mr. Kevin Flaherty holds an MBA in Finance and a B.A. in Economics from the University of Calgary.  Mr. Flaherty is the Chairman and CEO of Celtic Minerals Ltd. and serves as a director for both Carpathian Gold Inc. and Keeper Resources Inc.  He joined the Board of Directors of Linear in 2003.

Dr. Michael Gross has been a full professor of surgery at Dalhousie University in Halifax, Nova Scotia for the past 14 years and is also the Medical Director for the QE II Health Sciences Centre Tissue Bank, the largest comprehensive tissue bank in Canada.  Dr. Gross has served on the boards of directors of two publicly-traded companies. He joined Linear’s Board of Directors in 2002.

Linear Gold Corp

Annual Information Form

Pre-Approved Policies and Procedures

The policies and procedures adopted by the Audit Committee in respect of the engagement of Linear’s auditors in respect of non-audit services, being services other than audit services, are described in item 3 under the heading “Responsibilities” in the Charter.

Auditors’ Fees

The aggregate fees billed for professional services rendered by PricewaterhouseCoopers for the years ended March 31, 2006 and 2005 are as follows:

2006

2005

(CDN $)

(CDN $)

Audit and accounting fees

21,599

25,395

11.0  ADDITIONAL INFORMATION

Linear will provide, upon request to its Secretary at Suite 502, 2000 Barrington Street, Halifax, Nova Scotia, B3J 3K1, the following documents:

(i)

one copy of its Annual Information Form;

(ii)

one copy of its comparative financial statements for its year ended March 31, 2006 and auditor’s report thereon;

(iii)

one copy of the Company’s Information Circular for its most recent annual general meeting.

Additional information, including details as to the remuneration of directors and executive officers, principal holders of Linear’s shares, Linear’s stock option plan, and certain other matters is contained in the Company’s Information Circular for its most recent annual general meeting of security holders that involved the election of directors.

Additional information is provided in Linear’s consolidated financial statements and management’s discussion and analysis for the fiscal year ended March 31, 2006.

Copies of Linear’s above-noted and other disclosure documents may also be examined and/or obtained through the Internet by accessing Linear’s website at www.lineargoldcorp.com or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

Linear Gold Corp

Annual Information Form

APPENDIX A

Linear Gold Corp.

Audit Committee Charter

Purpose

The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws.  The committee will also be responsible for identifying principal risks of the business and ensuring appropriate risk management techniques are in place.

The Audit Committee charges management with developing and implementing procedures to:

▪

ensure internal controls are appropriately designed, implemented and monitored

▪

ensure reporting and disclosure of required information is complete, accurate, and timely.

The Audit Committee will make recommendations to the Board of Directors regarding items relating to financial and regulatory reporting and the system of internal controls following the execution of the committee’s responsibilities as described in the mandate.

Composition of Committee

The committee will be composed of 3 independent Directors from the Company’s Board of Directors.  Independence of the Board members will be as defined by applicable legislation and as a minimum each committee member will have no direct or indirect relationship with the Company which, in the view of the Board of Directors, could reasonably interfere with the exercise of a member’s independent judgment.

All members of the committee will be financially literate as defined by applicable legislation.  If, upon appointment, a member to the committee is not financially literate as required, the person will be provided a three month period in which to achieve the desired level of literacy.

If any member loses either independent status, they will be required to resign from the committee within three months of becoming non-independent.  The Nominating Committee of the Board will be required to replace the member within that three month time frame.  If it is the Chair of the Audit Committee that loses independent status, that person shall cease to be chair immediately and be replaced as chair by an existing member of the committee with the Nominating Committee being asked to replace this member within the three month time frame.

Authority

The Committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the Committee will set the compensation for such advisors.

The Committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement.  This extends to requiring the external auditor to report directly to the Audit Committee.

Linear Gold Corp

Annual Information Form

Responsibilities

1.

The Audit Committee will recommend to the Board of Directors:

a.

the external auditor to be nominated for purposes of preparing or issuing the auditor’s report or performing other audit, review or attest services for the Company.

b.

the Compensation of the external auditor.

2.

The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing the Auditor’s Report or performing other review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.  The Audit Committee will also ensure that the external auditor is in good standing with the Canadian Public Accountability Board (“CPAB”) and will enquire if there are any sanctions imposed by the CPAB on the external auditor.  The Audit Committee will also ensure that the external auditor meets the rotation requirements for partners and staff on the Company’s audit.

3.

The Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.  The Audit Committee has delegated to the Chair of the committee the authority to pre-approve non –audit services up to an amount of $5,000, with such pre-approved services presented to the Audit Committee at the next scheduled Audit Committee meeting following such pre-approval.

De minimis non-audit services satisfy the pre-approval requirement provided:

a.

the aggregate amount of all these non-audit services that were not pre-approved is reasonably expected to constitute no more than five percent of the total amount of fees paid by the Company and its subsidiaries to the external auditors during the fiscal year in which the services are provided;

b.

the Company or subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c.

the services are promptly brought to the attention of the Audit Committee and approved, prior to the completion of the audit, by the Audit Committee or by the Chair of the Audit Committee, who has been granted authority to pre-approve non-audit engagements.

4.

The Audit Committee will review and discuss with management and the external auditors the annual audited financial statements, including discussion of material transactions with related parties, accounting policies, as well as the external auditors’ written communications to the Committee and to management.

Linear Gold Corp

Annual Information Form

5.

The Audit Committee reviews the Company’s financial statements, MD&A as well as annual and interim earnings press releases and recommends such to the Board.  This is prior to public disclosure of such information.

6.

The Audit Committee ensures that adequate procedures are in place for the review of financial information extracted or derived from the Company’s financial statements, contained in the Company’s other public disclosures and must periodically assesses the adequacy of those procedures.

7.

The Audit Committee establishes procedures for:

a.

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b.

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

8.

The Audit Committee reviews and approves the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.  The Committee will ensure that the policies prohibiting hiring of any partners, employees and former partners and employees of the present and former external auditor of the Company until the passage of three years subsequent to the date of their last employment by the present or former external auditor of the company.

9.

The Audit Committee will, with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with Multilateral Instrument52-109.

10.

The Audit Committee will undertake a process to identify the principal risks of the business and ensure appropriate risk management techniques are in place.  This will involve enquiry of management regarding how risks are managed.

Reporting

The reporting obligations of the Committee will include:

▪

Report to the Board on the proceedings of each Audit Committee meeting and on the Audit Committee’s recommendations at the next regularly scheduled Board meeting.

▪

Review the disclosure required in the Company’s Annual Information Form as Form 52-110FI.

Meetings

The Committee will meet at least four times per year and at least once every fiscal quarter.  Meetings may also be convened at the request of the external auditor.

Linear Gold Corp

Annual Information Form